Exhibit 12.1
Centene Corporation
Computation of ratio of earnings to fixed charges
($ in thousands)

	Six Months Ended June 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:
Pre-tax earnings (loss) from continuing operations	$102,229	$(11,624)	$174,885	$154,282	$137,508	$136,616
Addback:
Fixed charges	18,463	29,679	27,822	26,141	23,104	23,128
Subtract:
Non-controlling interest	564	13,154	2,855	(3,435)	(2,574)	—
Interest capitalized	—	—	—	(1,089)	(116)	—
Total earnings	$121,256	$31,209	$205,562	$175,899	$157,922	$159,744

Fixed Charges:
Interest expensed and capitalized	$13,658	$20,460	$20,320	$19,081	$16,434	$16,673
Interest component of rental payments (1)	4,805	9,219	7,502	7,060	6,670	6,455
Total fixed charges	$18,463	$29,679	$27,822	$26,141	$23,104	$23,128

Ratio of earnings to fixed charges	6.57	1.05	7.39	6.73	6.84	6.91

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.